Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	Six Months Ended December 31,	Fiscal Year Ended June 30,

	2009	2009	2008	2007	2006	2005

Earnings (1) :
Earnings from continuing operations before income taxes	$13,648	$19,821	$23,814	$20,101	$18,262	$16,628
Add: Fixed charges	104	88	151	271	331	247
Add: Cash distributions from equity method investments	8	85	10	—	51	11
Subtract: Income from equity method investments	11	81	62	62	(161)	19

Total Earnings	$13,749	$19,913	$23,913	$20,310	$18,805	$16,867

Fixed Charges (2) :
Interest expense	$74	$38	$106	$230	$295	$209
Capitalized debt related expenses	2	—	—	—	—	—
Interest component of rent expense	28	50	45	41	36	38

Total Fixed Charges	$104	$88	$151	$271	$331	$247

Ratio of Earnings to Fixed Charges	132	226	158	75	57	68

(1)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(2)

Fixed charges include: (a) interest expense; (b) capitalized debt issuance costs; and (c) the portion of operating rental expense which management believes is representative of the interest component of rent expense.